Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATION OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

JETPAY CORPORATION

JETPAY CORPORATION, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That on October 18, 2016, the Corporation, Flexpoint Fund II, L.P., a Delaware limited partnership (“Purchaser”), and Sundara Investment Partners, LLC, a Delaware limited liability company (“LS Purchaser”) entered into that certain Amended and Restated Securities Purchase Agreement, which amended that certain Securities Purchase Agreement, dated as August 22, 2013 (the “Securities Purchase Agreement”), by and between the Corporation and the Purchaser to facilitate an investment by LS Purchaser in the Corporation in exchange for certain rights under the Securities Purchase Agreement.

SECOND: That on October 18, 2016, the Board of Directors of the Corporation duly adopted resolutions approving and adopting the amendments to the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”) set forth below, and that such amendments have been approved in writing by the holders of a majority of the shares of Series A Convertible Preferred Stock outstanding.

THIRD: That the amendments set forth below have been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the Certificate of Designation is hereby amended as follows:

A. Section 3 of the Certificate of Designation is hereby amended by inserting the following definitions in the locations sets forth below.

(a)	immediately prior to the definition of “Affiliate”:

“Additional Redemption Request” shall have the meaning ascribed to it in Section 6(a).

“Additional Requested Redemption Amount” shall have the meaning ascribed to it in Section 6(a).

(b)	immediately prior to the definition of “Junior Securities”:

“Initial Requested Redemption Amount” shall have the meaning ascribed to it in Section 6(a).

(c)	immediately prior to the definition of “Minimum Ownership Condition”:

“LS Purchaser” means Sundara Investment Partners, LLC, a Delaware limited liability company.

“LS Purchaser Ownership Condition” means fifty percent (50%) of the Series A Preferred Shares purchased by LS Purchaser under the Securities Purchase Agreement.

“LS Purchaser Shares” means the Series A Preferred Shares held by LS Purchaser from time to time.

(d)	immediately prior to the definition of “Redemption Date”:

“Redemption Amount” shall have the meaning ascribed to it in Section 6(a).

(e)	immediately prior to the definition of “Securities and Exchange Commission”:

“Redemption Request” shall have the meaning ascribed to it in Section 6(a).

“Restatement Date” means October 18, 2016.

B. Sections 6(a) and (b) of the Certificate of Designation are hereby amended by replacing them in their entirety as follows:

(a) Redemptions at the Option of the Holder.

(i)          Requests for Redemption.  Any holder of Series A Preferred may, at any time and from time to time, request redemption of all or any portion of the Series A Preferred Shares held by such holder that were originally issued not less than five years prior to such redemption request (“Eligible Shares”) by delivering written notice of such request to the Corporation specifying the number of Eligible Shares to be so redeemed (such amount, the “Initial Requested Redemption Amount”) and the date of such redemption (which may not be earlier than 30 days after delivery of such Redemption Request) (each such request, a “Redemption Request”). Within five days after the receipt of a Redemption Request, the Corporation shall give written notice to all other holders of Series A Preferred Shares, and such holders may request redemption of all or any portion of their Eligible Shares (such amount, the “Additional Requested Redemption Amount” and together with the Initial Requested Redemption Amount, the “Redemption Amount”) by delivering written notice to the Corporation within ten days after receipt of the Corporation’s notice (the “Additional Redemption Request”). The Corporation shall be required to redeem on the date so specified in the Redemption Request all of the Eligible Shares (and subject to Section 6(a)(ii), LS Purchaser Shares, as applicable) with respect to which such redemption requests have been made at a price per Series A Preferred Share in cash equal to the Liquidation Value thereof.

(ii)          Redemption Mechanics.  After the Restatement Date but prior to the fifth anniversary of the Restatement Date, LS Purchaser shall be required to participate in any redemption of Series A Preferred Shares (regardless of whether the LS Purchaser Shares are Eligible Shares), such that when a Redemption Request is made, the number of Series A Preferred Shares LS Purchaser shall be required to sell to the Corporation, and which the Corporation shall be required to purchase, shall be equal to the Redemption Amount multiplied by a fraction, the numerator of which is the number of LS Purchaser Shares at the time the Redemption Request is made and the denominator of which is the aggregate number of Series A Preferred Shares then outstanding (the “LS Redemption Amount”). The Initial Requested Redemption Amount shall be reduced by a number of shares equal to the LS Redemption Amount multiplied by a fraction, the numerator of which is the original Initial Requested Redemption Amount and the denominator of which is the Redemption Amount. The Additional Requested Redemption Amount shall be reduced by a number of shares equal to the LS Redemption Amount multiplied by a fraction, the numerator of which is the original Additional Requested Redemption Amount and the denominator of which is the Redemption Amount. In the event that Purchaser makes a Redemption Request that would result in Purchaser owning less than 5,000 Series A Preferred Shares in the aggregate, such Redemption Request shall be deemed to be a Redemption Request for each of the remaining Series A Preferred Shares held by Purchaser and LS Purchaser, collectively, and after the redemption of such Series A Preferred Shares, neither Purchaser nor LS Purchaser shall own any Series A Preferred Shares. For the avoidance of doubt, all Series A Preferred Shares that are included by any holder of Series A Preferred Shares in a Redemption Request or Additional Redemption Request but, for whatever reason, are not redeemed in connection therewith, shall remain redeemable in the future pursuant to this Section 6(a).

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(iii)        Waiver of Redemption Requests. Notwithstanding the foregoing provisions, the Series A Preferred Majority Holders may, on behalf of all holders of Series A Preferred Shares, waive a Redemption Request initiated by any holder of the Series A Preferred Shares other than LS Purchaser upon written notice to the Corporation prior to the consummation of such redemption. For the avoidance of doubt, the Series A Preferred Majority Holders shall not be entitled to waive a Redemption Request initiated by the LS Purchaser with respect to any Eligible Shares held by LS Purchaser.

(b) Redemption Payments.  For each Series A Preferred Share to be redeemed hereunder, the Corporation shall be obligated on the date specified in the Redemption Request to pay to the holder thereof (upon surrender by such holder at the Corporation’s principal office of the certificate representing such Series A Preferred Share) in immediately available funds the amount required pursuant to Section 6(a). If the funds of the Corporation legally available for redemption of Series A Preferred Shares pursuant to Section 6(a), and if applicable any shares of Series A-1 Preferred on any Redemption Date are insufficient to redeem the total number of shares of Series A Preferred and Series A-1 Preferred to be redeemed on such date, then without limiting any rights or remedies herein or otherwise, those funds which are legally available shall be used to redeem the maximum possible number of Series A Preferred Shares and Series A-1 Preferred, pro rata, among the holders of the Series A Preferred and Series A-1 Preferred to be redeemed pursuant to Section 6(a) based upon the aggregate Liquidation Value of such shares of Series A Preferred and Series A-1 Preferred held by each such holder. At any time thereafter when additional funds of the Corporation are legally available for the redemption of Series A Preferred Shares pursuant to Section 6(a), and Series A-1 Preferred, as applicable, such funds shall immediately be used to redeem the balance of the Series A Preferred Shares and Series A-1 Preferred which the Corporation has become obligated to redeem on any Redemption Date but which it has not redeemed. For the avoidance of doubt, references to “legally available” funds herein shall mean the amount of assets of the Corporation that may be used for a redemption of shares under Section 160 of the DGCL. For the avoidance of doubt, the Corporation shall be in breach of its obligations under this Certificate of Designation if it fails to pay in cash all amounts required to be paid by the Corporation pursuant to Section 6(a) on the redemption date specified in any Redemption Request delivered by the holder of Series A Preferred in accordance with Section 6(a).

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C.           Section 10(b) of the Certificate of Designation is hereby amended by replacing it in its entirety as follows:

In the election of directors of the Board, the holders of the Series A Preferred Shares, in addition to the other voting rights set forth herein, shall be entitled to elect that number of directors equal to the quotient (rounded up to the next highest whole number) of (i) (A) the number of directors seats on the Board that are not for appointment by the holders of the Series A Preferred Shares (which shall be equal to five director seats as of the date hereof) multiplied by (B) the Preferred Percentage, divided by (ii) the result of one minus the Preferred Percentage. Each such director shall be referred to herein as a “Preferred Director.” The holders of Series A Preferred Shares shall have the special right, voting separately as a single class (with each share being entitled to one vote) and to the exclusion of all other classes of the Corporation’s stock, to elect individuals to fill such directorships or vacancies thereof; provided, however, that for so long as LS Purchaser satisfies the LS Purchaser Ownership Condition, LS Purchaser shall have the right to fill one (but no more than one) such directorship. The special right of the holders of Series A Preferred Shares to elect members of the Board may be exercised at the special meeting called pursuant to Section 12(c), at any annual or other special meeting of stockholders and pursuant to a written consent in lieu of a stockholders meeting as set forth in Section 12(c). Each Preferred Director appointed pursuant to this Section 10(b) shall continue to hold office until such Preferred Director is removed from office by the affirmative vote of the Series A Preferred Majority Holders (and, with respect to any Preferred Director designated by LS Purchaser pursuant to this Section 10(b), the consent of LS Purchaser, for so long as LS Purchaser satisfies the LS Purchaser Ownership Condition) or at such time as such Preferred Director’s death, resignation, retirement or disqualification. Any vacancy created by the removal, death, resignation, retirement or disqualification of a Preferred Director shall be filled by the affirmative vote of the Series A Preferred Majority Holders. If the holders of the Series A Preferred Shares for any reason fail to elect anyone to fill any such directorship or vacancy, such position shall remain vacant until such time as such holders elect a director to fill such position and shall not be filled by resolution or vote of the Board or the Corporation’s other stockholders. The Corporation and the Board shall take all such action as may be reasonably requested by such holders to effect this Section 10(b) (including nominating and recommending the designees of the holders of the Series A Preferred Shares for election and calling a special meeting of the holders of Series A Preferred Shares).

[Signature Page Follows]

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Designation to be duly executed and acknowledged by its undersigned duly authorized officer this 18th day of October, 2016.

JETPAY CORPORATION

By:	/s/ Diane (Vogt) Faro
Name: Diane (Vogt) Faro
Title: Chief Executive Officer

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